UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number:  001-37569

STRONGBRIDGE BIOPHARMA plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Strongbridge Biopharma plc (the “Registrant”) today announced that Matthew Pauls, president and chief executive officer, is scheduled to present a corporate overview at two upcoming investor conferences in March.

Cowen and Company 36th Annual Health Care Conference

Date: Tuesday, March 8, 2016

Time: 10:00 a.m. EST

Location: Boston, MA

28th Annual ROTH Conference

Date: Monday, March 14, 2016

Time: 9:30 a.m. PST

Location: Dana Point, CA

Both presentations will be webcast live and available on the “Events & Presentations” page in the Investor section of the Company’s website at www.strongbridgebio.com.

The information contained in the press release is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 25, 2016	STRONGBRIDGE BIOPHARMA PLC

	By:	/s/ Stephen Long
Stephen Long
Chief Legal Officer